FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

1.         News Release dated August 17, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: August 17, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

August 17, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated August 17, 2004

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Karl Plath or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

kplath@tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE EXPANDS PRODUCT LINE WITH NEW AQUAJOY BATHLIFT

  Company Announces Bank Credit Line Increased To CDN $1.75 Million

  New Product Part Of Strategy To Broaden Target Markets

VANCOUVER, August 17, 2004—AMS Homecare Inc. (OTCBB: AHCKF; TSX-V: AHC) today announced it is expanding its product line with the introduction of the AQUAJOY Bathlift and will distribute the device in North America beginning next month.

The company also announced its line of credit with Royal Bank of Canada has been increased CDN $500,000 to CDN $1.75 million. The enhanced credit facility will help support the company’s growth initiatives, it said.

“The introduction of AQUAJOY is another element in our strategy of diversifying AMS Homecare’s product line from our traditional scooters and power chairs and reaching a broader target market,” said Harj Gill, chief executive officer. “The initial success of this strategy was evident in our recently reported first quarter, when sales of products other than scooters accounted for 17 percent of revenue. During the previous fiscal year, which ended in February, scooters accounted for about 86 percent of revenue.”

The AQUAJOY Bathlift is a battery-operated device designed to help the elderly and physically challenged enter and exit a bathtub safely and comfortably. The device is designed for use in the home, in multi-user environments and by healthcare professionals. AQUAJOY, which raises or lowers users gently also swivels and has added features such as a headrest and lap harness. It differs from competing products in that the rechargeable battery is in the remote control instead of as part of the unit itself and, as a result, the unit takes up less space in the tub.

“AQUAJOY is an ideal addition to our product line. There is an ongoing need for devices that assist the elderly and the physically challenged in day-to-day activities such as bathing,” Gill said.

About AMS Homecare Inc.

Founded in 1989, AMS Homecare (http://www.amshomecare.com) is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that it says is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving to strengthen its foundation and build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this release relating to AMS Homecare Inc. that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company’s most current filed Annual and Interim Reports. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.  The TSX Venture securities market has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.